

April 30, 2021

Joerg Hornstein
Chief Financial Officer
AC Immune SA
EPFL Innovation Park, Building B
1015 Lausanne
Switzerland

Re: AC Immune SA
Registration Statement on Form F-3
Filed April 28, 2021
File No. 333-255576

Dear Mr. Hornstein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kasey Robinson at 202-551-5880 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Derek Dostal